Exhibit 12.2
SEMCO ENERGY, Inc.
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Thousands of Dollars)

	Years ended December 31,
Description	2006	2005		2004	2003	2002
Earnings as defined (a)
Income (loss) before income taxes, dividends on trust preferred securities, discontinued operations & extraordinary items	$15,401	$17,758		$3,689	$(864)	$33,777
Fixed charges as defined	42,450	43,999		45,262	47,208	43,956
Add distributed earnings of equity investees	2,200	1,310		772	1,117	1,154
Less reported earnings of equity investees	(1,999)	(1,623)		(1,755)	(1,604)	(1,506)
Less preference securities dividend requirements of consolidated subsidiaries	—	—		—	(6,616)	(13,232)

Earnings as defined	$58,052	$61,444		$47,968	$39,241	$64,149

Fixed charges as defined (a)
Interest expensed and capitalized	$37,998	$39,551		$40,663	$37,316	$29,817
Amortization of debt costs and debt basis adjustments	3,431	3,507		3,630	2,369	158
Estimate of Interest within rental expense	1,021	941		969	907	749
Preference securities dividend requirements of consolidated subsidiaries	—	—		—	6,616	13,232

Fixed charges as defined	$42,450	$43,999		$45,262	$47,208	$43,956

Preferred stock dividends as defined (a)	$4,071	$18,316	(b)	$6,135	$—	$—

Combined fixed charges and preferred stock dividends	$46,521	$62,315		$51,397	$47,208	$43,956

Ratio of earnings to combined fixed charges and preferred stock dividends	1.25	(c)		(d)	(e)	1.46

Notes:

(a)	“Earnings”, “fixed charges” and preferred stock dividends or “preference security dividends” as defined in instructions for Item 503 of Regulation S-K.

(b)	For 2005, the preferred stock dividends include a repurchase premium of $12.4 million (tax adjusted) related to the repurchase of the Company’s 6% Series B Convertible Preference Stock in March of 2005.

(c)	For 2005, the ratio of earnings to combined fixed charges and preferred stock dividends was less than 1:1. The amount of earnings that would be required to attain a ratio of 1:1 was approximately $0.9 million. Approximated $12.4 million of earnings were required to cover the repurchase premium discussed in Note (b).

(d)	For 2004, the ratio of earnings to combined fixed charges and preferred stock dividends was less than 1:1. The amount of earnings that would be required to attain a ratio of 1:1 was approximately $3.4 million.

(e)	For 2003, the ratio of earnings to combined fixed charges and preferred stock dividends was less than 1:1. The amount of earnings that would be required to attain a ratio of 1:1 was approximately $8.0 million.